SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For December 18, 2002

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   x                Form 40-F
                                   -----                        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                          No       x
                                   -----                        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           ALLIANZ AKTIENGESELLSCHAFT



                                             By:  /s/ Matthias Seewald
                                                  ---------------------
                                                  Matthias Seewald
                                                  Group Reporting



                                             By:  /s/ Reinhard Preusche
                                                  ---------------------
                                                  Reinhard Preusche
                                                  Group Compliance


Date: December 18, 2002

The AGF Group was informed that a project for a tender offer on all Credit Lyonnais's outstanding capital has been filed with the Conseil des Marches Financiers by Credit Agricole S.A. and SACAM Developpement. The AGF Group holds 10.09% of Credit Lyonnais's share capital.

The AGF Group will fully support the offer. The AGF Group welcomes this friendly transaction and believes that the joint entrepreneurial project developed by Credit Agricole's and Credit Lyonnais's teams is a perfect fit for the stability and development policy favoured since the privatisation of Credit Lyonnais with the groupe d'actionnaires partenaires ("GAP"). The AGF Group will tender its shares to the cash and share offer proposed by Credit Agricole S.A. and SACAM Developpement.

This transaction underlines AGF's partnerships with Credit Lyonnais and opens up new possibilities for future co-operations.

Jean-Philippe Thierry, Chairman and CEO of the Group, stated:

"The AGF Group welcomes the opportunity to value its investment in Credit Lyonnais and reinforce its long-standing partnerships. We look forward, with confidence, to the new prospects of co-operation this will open up with the new group Credit Agricole - Credit Lyonnais. We remain committed to the growth of the new entity, as long-lasting partner and shareholder."

These assessments are, as always, subject to the disclaimer provided below. Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.